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                                  LESCO, Inc.
                        1301 East 9th Street, Suite 1300
                             Cleveland, Ohio 44114

                                 July 15, 2005



VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:    Michael Moran, Branch Chief
              Division of Corporation Finance

         Re:      LESCO, Inc. (the "Company")
                  Form 10-K for the year ended December 31, 2004
                  File No. 0-13147

Dear Mr. Moran:

         This letter responds to the comment letter from the staff of the Securities and Exchange Commission (the "Commission"), dated June 16, 2005, in response to the Company's letter, dated May 31, 2005, responding to the Commission's initial comment letter concerning the Company's Annual Report on Form 10-K for the year ended December 31, 2004. For the convenience of the staff, we have repeated the text of the staff's comments, followed by the Company's response. A courtesy copy of this letter is being sent to you via facsimile.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3:  Accounts Receivable

1. We note your response to previous comment 14. As vendor rebates are recognized ratably over all purchases or sales, please address the following individual factors detailed in paragraph 8 of EITF 02-16 concerning your historical rebate experiences:

         - Tell us whether rebates or refunds relate to purchases that occur over relatively long periods;

         - Tell us if significant adjustments to expected cash rebates or refunds have been necessary in the past.

         Please be specific concerning your historical rebate experiences in your response.

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Mr. Michael Moran
Securities and Exchange Commission
Page 2 of 2



         RESPONSE: The Company's rebate arrangements relate to purchases over a period of one year or less. The only rebate arrangement based on purchases extending beyond one year expired on December 31, 2004, and the Company has received full payment under that rebate program.

         The Company recognizes vendor rebate allowances in a systematic, rational manner based on qualified purchases under specific vendor agreements. The Company does not recognize rebate allowances if it is uncertain as to whether or not specific purchases will qualify under its rebate arrangements. As a result, after final discussions and negotiations concerning rebate allowances with the Company's vendors and subsequent cash settlement from those vendors, the Company received additional cash of $868,000 and $926,000, subsequent to December 31, 2003 and December 31, 2004, respectively.

Note 12:  Commitments and Contingencies

2. We note your response to previous comment 18. Specifically for the complaint filed against the Company by the State of New York Department of Environmental Conservation (NYSDEC), tell us, and disclose in future filings, the following:

         - The likelihood of the potential loss as defined in paragraph 3 of FAS 5 as probable, reasonably possible, or remote:

         - The nature of the accrual and the amount accrued in accordance with paragraphs 8-10 of FAS 5.

         RESPONSE: The Company believes that the likelihood of potential loss as defined in paragraph 3 of FAS 5 is probable. After consulting with counsel concerning possible outcomes in the suit, the Company accrued an immaterial amount, approximately $300,000, based on its assessment of the likely outcome in the suit. Because the amount accrued is not material, the Company does not intend to disclose the amount accrued in future filings.

         Any questions concerning this letter can be directed to me at 216-706-9250.

                                         Very truly yours,

                                         /s/ Jeffrey L. Rutherford

                                         Jeffrey L. Rutherford
                                         Senior Vice President, Chief
                                         Financial Officer, Treasurer and
                                         Secretary